Exhibit 99.1

2015 FIRST QUARTER RESULTS

CNH Industrial closed 2015 first quarter with revenues of $6.0 billion, operating profit of Industrial Activities of $223 million, and net income of $23 million.

Financial results under U.S. GAAP(*) (**)

•

First quarter revenues totaled $6.0 billion, down 11% compared to Q1 2014 on a constant currency basis (down 21% on a reported basis). Net sales of Industrial Activities were $5.6 billion, down 12% compared to Q1 2014 on a constant currency basis (down 22% on a reported basis).

•	Operating profit of Industrial Activities for the quarter was $223 million ($412 million in Q1 2014), with operating margin at 4.0% (5.7% in Q1 2014).

•	Selling, general and administrative expenses were $567 million, down $185 million compared to Q1 2014.

•	Net income was $23 million, or $0.02 per share. Net income before restructuring and other exceptional items was $33 million (or $0.02 per share), down $144 million compared to Q1 2014.

•	Net industrial debt was $3.1 billion at March 31, 2015 ($2.7 billion at December 31, 2014). Available liquidity totaled $7.2 billion ($8.9 billion at December 31, 2014).

•

Full year guidance confirmed reflecting current currency exchange rates as follows: net sales of Industrial Activities in the range of $26-27 billion, with operating margin of Industrial Activities held at 6.1% to 6.4% and net industrial debt expected between $2.1 billion and $2.3 billion at year end.

(*)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and IFRS. The following tables and discussion related to the financial results of the Company and its segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in specific tables at the end of this press release.

(**)	Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial measures.

CNH INDUSTRIAL
Summary Income Statement ($ million)
			1st Quarter
	2015	2014	Change
Revenues	5,960	7,540	-21.0%
Net income	23	101	-78
Net income before restructuring and other exceptional items	33	177	-144
Net income attributable to CNH Industrial N.V.	22	100	-78

Basic EPS ($)	0.02	0.07	-0.05
Diluted EPS ($)	0.02	0.07	-0.05
Basic EPS before restructuring and other exceptional items ($)	0.02	0.13	-0.11

CNH INDUSTRIAL
Income Statement Data of Industrial Activities(1) ($ million)
			1st Quarter
	2015	2014	Change
Net sales of Industrial Activities	5,625	7,213	-22.0%
Operating profit of Industrial Activities (2)	223	412	-189
Operating margin of Industrial Activities (%)	4.0	5.7	-1.7 p.p.

(1)

Industrial Activities represent the activities carried out by the four industrial segments: Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions.

(2)

Operating profit of Industrial Activities is a non-GAAP measure and is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses.

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom

2015 FIRST QUARTER RESULTS

London (UK) – (April 30, 2015) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $5,960 million for the first quarter 2015, a decrease of 11.1% compared to Q1 2014 on a constant currency basis (down 21.0% on a reported basis). Net sales of Industrial Activities were $5,625 million in Q1 2015, down 11.9% compared to Q1 2014 on a constant currency basis (down 22.0% on a reported basis). Net of the negative impact of currency translation, net sales increased for Commercial Vehicles (+5.6%), mainly driven by positive volume and mix in EMEA offsetting challenging trading conditions in LATAM. This increase was more than offset by the forecasted decline in Agricultural Equipment, due to unfavorable industry volume and mix in all regions primarily in the row crop sector of the business, in Construction Equipment, due to negative volume and mix primarily in LATAM, and in Powertrain, due to lower sales to captive customers.

CNH INDUSTRIAL
Revenues and Operating profit/(loss) by Segment – 1st Quarter ($ million)
		Revenues			Operating profit/(loss) (1)
	2015	2014	% change		2015	2014	Change
	2,577	3,706	-30.5	Agricultural Equipment	204	464	-260
	602	774	-22.2	Construction Equipment	0	3	-3
	2,037	2,308	-11.7	Commercial Vehicles	1	(70)	71
	901	1,201	-25.0	Powertrain	36	34	2
	(492)	(776)	-	Eliminations and other	(18)	(19)	1
	5,625	7,213	-22.0	Total of Industrial Activities	223	412	-189
	413	440	-6.1	Financial Services	129	134	-5
	(78)	(113)	-	Eliminations and other	(68)	(80)	12
	5,960	7,540	-21.0	Total	284	466	-182
(1)

Operating profit of Industrial Activities (a non-GAAP measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of
Financial Services (a non-GAAP measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

Operating profit of Industrial Activities was $223 million in Q1 2015, a 39.4% decrease compared to Q1 2014 on a constant currency basis (down 45.9% on a reported basis), with an operating margin at 4.0% (5.7% for Q1 2014). Operating profit declined in Agricultural Equipment, driven by negative volume and mix including negative industrial absorption as a result of forecasted inventory balancing measures, partially offset by positive net price realization, purchasing efficiencies and positive contribution from structural cost reductions. Commercial Vehicles’ operating result improved due to favorable volume and mix and cost reductions in selling, general and administrative (“SG&A”) expenses. Powertrain operating profit improved mainly due to positive product mix, industrial efficiencies and SG&A expense reduction. Construction Equipment reported breakeven operating profit, substantially flat compared to Q1 2014, as unfavorable volume and mix, mainly in heavy equipment in LATAM, were offset by structural cost containment actions implemented last year.

2015 FIRST QUARTER RESULTS

CNH INDUSTRIAL
Reconciliation of Operating Profit to Net Income ($ million)
	1st Quarter

	2015	2014
Total Operating Profit	284	466
Restructuring expenses	12	12
Interest expenses of Industrial Activities, net of interest income and eliminations	106	141
Other, net	(75)	(94)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	91	219
Income taxes	77	143
Equity in income of unconsolidated subsidiaries and affiliates	9	25
Net income	23	101

Restructuring expenses totaled $12 million for the first quarter, in line with Q1 2014, and mainly relate to actions in Agricultural Equipment and Commercial Vehicles as per the Company’s Efficiency Program launched in 2014.

Interest expense, net totaled $106 million for the quarter, a decrease of $35 million compared to Q1 2014, primarily due to lower cost of funding.

Other, net was a charge of $75 million for the quarter (charge of $94 million for Q1 2014) and mainly includes foreign exchange losses. In Q1 2014, Other, net included a pre-tax charge of $64 million due to the re-measurement of Venezuelan assets denominated in Bolivars following the changes in Venezuela’s exchange rate mechanism.

Income taxes totaled $77 million, representing an effective tax rate of 84.6% for Q1 2015 (65.3% in Q1 2014). This tax rate for the quarter is mainly due to not recording deferred tax assets on losses in certain jurisdictions. For the full year 2015, the Company expects an effective tax rate within a 40% to 43% range.

Equity in income of unconsolidated subsidiaries and affiliates totaled $9 million for the quarter compared to $25 million recorded in Q1 2014. The decrease was due to lower results of joint ventures in APAC.

Net income of Financial Services was $85 million for the quarter, in line with Q1 2014.

Consolidated net income was $23 million for the quarter ($101 million for Q1 2014), or $0.02 per share ($0.07 per share for Q1 2014). Net income before restructuring and other exceptional items (a non-GAAP measure) was $33 million for the quarter ($177 million in Q1 2014), or $0.02 per share ($0.13 per share in Q1 2014).

Net industrial debt of $3.1 billion at March 31, 2015 was $0.4 billion higher than at December 31, 2014. Compared to Q1 2014, net industrial cash flow has improved by $0.8 billion, due to lower seasonal increase in net-working capital and a 38% reduction in capital expenditure.

Available liquidity at March 31, 2015 was $7.2 billion ($8.9 billion at December 31, 2014), inclusive of $2.7 billion in undrawn committed facilities ($2.7 billion at December 31, 2014).

2015 FIRST QUARTER RESULTS

Agricultural Equipment

AGRICULTURAL EQUIPMENT
Net sales & Operating profit/(loss) ($ million)
			1st Quarter
	2015	2014	Change
Net sales	2,577	3,706	-30.5%
Operating profit	204	464	-260
Operating margin (%)	7.9	12.5	-4.6 p.p.

Agricultural Equipment registered net sales of $2,577 million for the quarter, down 23.9% compared to Q1 2014 on a constant currency basis (down 30.5% on a reported basis), as a result of unfavorable industry volume and mix in all regions primarily in the row crop sector. The geographic distribution of net sales for the period was 45% NAFTA, 32% EMEA, 12% LATAM and 11% APAC.

Worldwide agricultural equipment industry unit sales were down 14% for tractors and down 26% for combines. In our key product segments within NAFTA, the over 140 hp tractor segment was down 26%, and combine demand was down 44%. Smaller hp tractors in NAFTA were slightly positive, with the under 40 hp segment up 2%, and the 40-140 hp segment up 4%. In LATAM, tractor and combine markets decreased 10% and 35%, respectively. EMEA markets were down 14% for tractors and 8% for combines. APAC markets decreased 17% for tractors and 19% for combines.

Agricultural Equipment’s worldwide market share performance was up for both tractors and combines. For tractors, our market share was down in LATAM as a result of destocking, and up or flat in all other regions. For combines, our market share was down in APAC, but increased in all other regions.

In Q1 2015, Agricultural Equipment’s worldwide unit production was 4% above retail sales in support of the expected seasonal increase in demand from dairy and livestock customers. In row crop related products comparable production units were cut significantly with production for worldwide combine and high horsepower tractors in NAFTA down 40% versus last year as part of the Company’s efforts to balance inventory with forecasted demand.

Agricultural Equipment’s operating profit was $204 million for the quarter ($464 million in Q1 2014). Operating margin decreased 4.6 p.p. to 7.9% (12.5% in Q1 2014), driven by negative volume and mix including negative industrial absorption, with production hours declining nearly 40% in NAFTA and LATAM, partially offset by net positive price realization, purchasing efficiencies and a positive contribution from structural cost reductions.

2015 FIRST QUARTER RESULTS

Construction Equipment

CONSTRUCTION EQUIPMENT
Net sales & Operating profit/(loss) ($ million)
			1st Quarter
	2015	2014	Change
Net sales	602	774	-22.2%
Operating profit/(loss)	0	3	-3
Operating margin (%)	0.0	0.4	-0.4 p.p.

Construction Equipment registered net sales of $602 million for the quarter, down 16.9% compared with Q1 2014 on a constant currency basis (down 22.2% on a reported basis), due to negative volume and mix primarily in LATAM. The geographic distribution of net sales for the period was 53% NAFTA, 21% EMEA, 17% LATAM and 9% APAC.

In Q1 2015, Construction Equipment’s worldwide heavy and light industry sales were down 19% and 4%, respectively. Industry heavy and light equipment sales were up in NAFTA and EMEA, but down in LATAM and APAC. Construction Equipment’s worldwide market share was mainly in line with prior year for heavy and light construction equipment in all regions except for LATAM, where municipality-driven demand declined significantly.

Construction Equipment’s worldwide production levels were 36% above retail sales, in support of the seasonal increase expected in NAFTA and EMEA.

Construction Equipment reported breakeven operating profit compared to $3 million gain for Q1 2014, as improved profits in NAFTA and EMEA and a reduction of structural costs were able to offset the negative effects of the challenging trading conditions in LATAM.

Commercial Vehicles

COMMERCIAL VEHICLES
Net sales & Operating profit/(loss) ($ million)
			1st Quarter
	2015	2014	Change
Net sales	2,037	2,308	-11.7%
Operating profit/(loss)	1	(70)	71
Operating margin (%)	0.0	(3.0)	3.0 p.p.

Commercial Vehicles posted first quarter net sales of $2,037 million, up 5.6% compared to Q1 2014 on a constant currency basis (down 11.7% on a reported basis) primarily as a result of favorable volume and mix in EMEA. Excluding negative currency translation, net sales increased in EMEA driven by higher volumes for trucks and buses. In LATAM, net sales were slightly down due to lower volumes for trucks, partially offset by favorable performance for buses and specialty vehicles, and positive pricing. In APAC, overall net sales were flat with a decline for trucks, mainly in Russia, offset by increased bus sales. The geographic distribution of net sales for the period was 77% EMEA, 14% LATAM and 9% APAC.

2015 FIRST QUARTER RESULTS

The European truck market was up 12.4% compared with Q1 2014, with light vehicles (GVW 3.5-6.0 tons) and heavy vehicles (GVW >16 tons) increasing while medium vehicles (GVW 6.1-15.9 tons) declined. In LATAM, new truck registrations declined 32.5% compared to Q1 2014, affecting all ranges.

In Q1 2015, the Company’s market share in the European truck market was 10.8%, down 0.4 p.p. compared with Q1 2014. The Company’s share of the LATAM market was 10.8%, down 1.1 p.p. compared to Q1 2014 as a result of the weighting of the Company’s business in Argentina.

A total of 27,458 vehicles (including buses and specialty vehicles) were delivered in the quarter, representing a 1% decrease compared to Q1 2014. Volumes were higher in the light segment (up 4%), while in the medium and heavy segments volumes were down 8% and 10%, respectively. Commercial Vehicles’ deliveries increased 9% in EMEA, while LATAM and APAC were down 28% and 35%, respectively.

Commercial Vehicles’ ending book-to-bill ratio as of Q1 2015 was 1.40, an increase of 11% over Q1 2014. Q1 2015 order intake in EMEA Trucks increased by 15% compared to Q1 2014, with a 43% increase in Heavy Trucks in Europe.

Commercial Vehicles closed the first quarter with an operating profit of $1 million compared with a loss of $70 million for Q1 2014 (up $68 million on a constant currency basis), as a result of improved volume and mix, and cost reductions in SG&A expenses, primarily as a result of the Efficiency Program. In EMEA, the increase in operating profit is mainly attributable to trucks, as a result of favorable volume and mix, and SG&A cost reductions. LATAM, despite the negative market trend, started to recover relative to 2014. Results in APAC were negatively affected by decreased industry volumes in Russia, Turkey and Australia.

On April 10, 2015, CNH Industrial announced that, in line with the ongoing Efficiency Program launched in 2014, it plans to focus the operations of its Iveco commercial vehicles manufacturing facilities in Madrid and Valladolid, Spain. Under the announced plan, Madrid will be fully dedicated to the assembly of Stralis and Trakker heavy commercial vehicles and Valladolid will be transformed into a center of excellence for heavy commercial vehicles cab production. The transfer of cab operations from Madrid to Valladolid will be executed in two steps beginning mid-2015 and concluding at the end of 2016. In addition, the production of the extra heavy special vehicles and the chassis cab versions of the Iveco Daily light duty commercial vehicles, currently carried out, respectively, in Madrid and in Valladolid, will be transferred to existing facilities in Italy. The Iveco Astra plant, located in Piacenza, Italy, will assume production of the extra heavy special vehicles from Madrid in the second half of 2015 and the CNH Industrial’s facility in Suzzara, Italy, will become the central production hub for the Iveco Daily by the end of 2016.

2015 FIRST QUARTER RESULTS

Powertrain

POWERTRAIN
Net sales & Operating profit/(loss) ($ million)
			1st Quarter
	2015	2014	Change
Net sales	901	1,201	-25.0%
Operating profit	36	34	2
Operating margin (%)	4.0	2.8	1.2 p.p.

Powertrain reported first quarter net sales of $901 million, a decrease of 10.3% compared to Q1 2014 on a constant currency basis (down 25.0% on a reported basis) on lower volumes mainly in the captive portion of the business as a result of decreased agricultural equipment demand and the 2014 buildup of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 47% of total net sales (37% in Q1 2014).

During the quarter, Powertrain sold a total of 129,714 engines, a decrease of 17.6% compared to Q1 2014. By major customer, 11% of engines were supplied to Agricultural Equipment, 30% to Commercial Vehicles, 5% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered 15,860 transmissions and 41,374 axles, a decrease of 8.2% and an increase 3.1%, respectively, compared to Q1 2014.

Despite the decline in engine volumes, Powertrain closed the first quarter with an operating profit of $36 million, up $2 million from the same period in 2014, with an operating margin of 4.0% (2.8% for Q1 2014). The improvement (up $12 million on a constant currency basis) was mainly due to positive product mix, industrial efficiencies and SG&A expense reduction.

Financial Services

FINANCIAL SERVICES
Revenues & Net income/(loss) ($ million)
			1st Quarter
	2015	2014	Change
Revenues	413	440	-6.1%
Net income	85	86	-1

Financial Services reported first quarter revenues of $413 million, an increase of 7.3% compared to Q1 2014 on a constant currency basis (a decrease of 6.1% on a reported basis), primarily due to a larger average portfolio during the quarter, partially offset by a decrease in interest yields.

Net income was $85 million for the first quarter, flat compared to the same period in 2014, as the negative impact of currency translation and lower interest margin were offset by reduced SG&A costs and lower provisions for credit losses. In Q1 2014, SG&A expenses were affected by increased costs associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

2015 FIRST QUARTER RESULTS

Retail loan originations in the quarter were $2.1 billion, down $0.2 billion compared to Q1 2014, mostly due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.2 billion as of March 31, 2015 (of which retail was 65% and wholesale 35%) was down $2.1 billion compared to December 31, 2014. Excluding the impact of currency, such portfolio decreased $0.3 billion, primarily in NAFTA (retail).

2015 U.S. GAAP Outlook

Full year guidance is confirmed reflecting current currency exchange rates as follows:

•	Net sales of Industrial Activities in the range of $26-27 billion, with an operating margin of Industrial Activities between 6.1% and 6.4%;

•	Net industrial debt at the end of 2015 between $2.1 billion and $2.3 billion.

Sergio Marchionne	Richard Tobin

Chairman	Chief Executive Officer

2015 FIRST QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines, transmissions and axles. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 4:00 p.m. GMT, (5:00 p.m. CET, 11:00 a.m. EDT), management will hold a conference call to present 2015 first quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

¡

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

¡

Trading Profit under IFRS: Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

¡

Operating Profit under IFRS: Operating Profit under IFRS is computed starting from Trading Profit under IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

¡	Net income (loss) before restructuring and other exceptional items: it is defined as Net income (loss), less restructuring charges and exceptional items, after tax.

¡

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2015 FIRST QUARTER RESULTS

¡	Working capital: it is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net.

¡

Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements, These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; compliance requirements imposed if additional engine emissions legislation and/or regulations are adopted; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of the Company’s alliance with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2014, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in this forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors

2015 FIRST QUARTER RESULTS

described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +39 011 00 62756

Laura Overall	Noah Weiss
Tel: +44 207 7660 346	Tel: +1 630 887 3745

e-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended March 31, 2015 and 2014

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,

($ million)	2015	2014

Revenues

Net sales	5,625	7,211

Finance and interest income	335	329

TOTAL REVENUES	5,960	7,540

Costs and Expenses

Cost of goods sold	4,716	5,877

Selling, general and administrative expenses	567	752

Research and development expenses	190	257

Restructuring expenses	12	12

Interest expense	284	311

Other, net	100	112

TOTAL COSTS AND EXPENSES	5,869	7,321

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	91	219

Income taxes	77	143

Equity in income of unconsolidated subsidiaries and affiliates	9	25

NET INCOME	23	101

Net income attributable to noncontrolling interests	1	1

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	22	100

(in $)

Earnings per share attributable to common shareholders

Basic	0.02	0.07

Diluted	0.02	0.07

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of March 31, 2015 and December 31, 2014

(Unaudited)

(U.S. GAAP)

($ million)	March 31, 2015	December 31, 2014

Cash and cash equivalents	3,698	5,163

Restricted cash	817	978

Trade receivables, net	782	1,054

Financing receivables, net	19,571	21,472

Inventories, net	7,105	7,008

Property, plant and equipment, net	6,188	6,865

Investments in unconsolidated subsidiaries and affiliates	563	605

Equipment under operating lease	1,584	1,518

Goodwill	2,473	2,484

Other intangible assets, net	808	850

Deferred tax assets	1,515	1,747

Derivative assets	314	205

Other assets	1,865	1,964

TOTAL ASSETS	47,283	51,913

Debt	26,639	29,594

Trade payables	5,512	5,982

Deferred tax liabilities	476	452

Pension, postretirement and other post-employment benefits	2,472	2,614

Derivative liabilities	337	235

Other liabilities	6,876	8,059

Total liabilities	42,312	46,936

Redeemable Noncontrolling interest	16	16

Equity	4,955	4,961

TOTAL EQUITY AND LIABILITIES	47,283	51,913

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Three Months Ended March 31, 2015 and 2014

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,

($ million)	2015	2014

Operating activities:

Net income	23	101

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	173	176

Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	103	97

Loss from disposal of assets	3	2

Undistributed income of unconsolidated subsidiaries	19	30

Other non cash items	47	45

Changes in operating assets and liabilities:

Provisions	(75)	27

Deferred income taxes	81	30

Trade and financing receivables related to sales, net	276	(386)

Inventories, net	(746)	(1,105)

Trade payables	7	(559)

Other assets and liabilities	(532)	(362)

NET CASH USED IN OPERATING ACTIVITIES	(621)	(1,904)

Investing activities:

Net collections of retail receivables	454	234

Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	-	2

Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	162	128

Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(88)	(152)

Expenditures for assets under operating leases and assets sold under buy-back commitments	(363)	(318)

Other	429	95

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	594	(11)

Financing activities:

Net increase (decrease) in debt	(1,033)	1,350

Dividends paid	-	(3)

Other	2	4

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,031)	1,351

Effect of foreign exchange rate changes on cash and cash equivalents	(407)	25

DECREASE IN CASH AND CASH EQUIVALENTS	(1,465)	(539)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,163	5,567

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,698	5,028

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended March 31, 2015 and 2014

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

	Three Months Ended March 31,		Three Months Ended March 31,

($ million)	2015	2014	2015	2014

Revenues

Net sales	5,625	7,213	-	-

Finance and interest income	71	60	413	440

TOTAL REVENUES	5,696	7,273	413	440

Costs and Expenses

Cost of goods sold	4,716	5,879	-	-

Selling, general and administrative expenses	496	665	71	87

Research and development expenses	190	257	-	-

Restructuring expenses	12	12	-	-

Interest expense	174	195	156	172

Interest compensation to Financial Services	71	86	-	-

Other, net	73	89	59	52

TOTAL COSTS AND EXPENSES	5,732	7,183	286	311

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(36)	90	127	129

Income taxes	30	95	47	48

Equity in income of unconsolidated subsidiaries and affiliates	4	21	5	4

Result from intersegment investments	85	85	-	1

NET INCOME	23	101	85	86

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of March 31, 2015 and December 31, 2014

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

($ million)	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Cash and cash equivalents	2,730	4,122	968	1,041

Restricted cash	2	1	815	977

Trade receivables	771	1,025	50	92

Financing receivables	3,367	4,767	20,279	22,717

Inventories, net	6,939	6,845	166	163

Property, plant and equipment, net	6,186	6,862	2	3

Investments in unconsolidated subsidiaries and affiliates	2,807	3,063	123	136

Equipment under operating leases	11	20	1,573	1,498

Goodwill	2,318	2,324	155	160

Other intangible assets, net	789	828	19	22

Deferred tax assets	1,305	1,508	210	239

Derivative assets	307	198	10	9

Other assets	1,533	1,502	752	781

TOTAL ASSETS	29,065	33,065	25,122	27,838

Debt	9,099	11,520	21,615	24,086

Trade payables	5,385	5,850	173	197

Deferred tax liabilities	187	202	289	250

Pension, postretirement and other post-employment benefits	2,453	2,594	19	20

Derivative liability	323	221	17	16

Other liabilities	6,647	7,701	640	675

Total liabilities	24,094	28,088	22,753	25,244

Equity	4,955	4,961	2,369	2,594

Redeemable noncontrolling interest	16	16	-	-

TOTAL EQUITY AND LIABILITIES	29,065	33,065	25,122	27,838

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Three Months Ended March 31, 2015 and 2014

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

	Three Months Ended March 31,		Three Months Ended March 31,

($ million)	2015	2014	2015	2014

Operating activities:

Net income	23	101	85	86

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	172	175	1	1

Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	56	63	47	34

Loss from disposal of assets	1	2	2	-

Undistributed income (loss) of unconsolidated subsidiaries	(25)	40	(6)	(6)

Other non-cash items	22	13	25	32

Changes in operating assets and liabilities:

Provisions	(77)	8	2	19

Deferred income taxes	38	8	43	22

Trade and financing receivables related to sales, net	178	50	115	(441)

Inventories, net	(738)	(1,125)	(8)	20

Trade payables	6	(473)	(16)	(78)

Other assets and liabilities	(490)	(431)	(42)	66

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(834)	(1,569)	248	(245)

Investing activities:

Net collections of retail receivables	-	-	454	234

Proceeds from the sale of assets, net of assets sold under operating lease and assets sold under buy-back commitments	-	2	-	-

Proceeds from the sale of assets previously under operating lease and assets sold under buy-back commitments	60	58	102	70

Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(88)	(142)	-	(10)

Expenditures for assets under operating lease and assets sold under buy-back commitments	(117)	(163)	(246)	(155)

Other	905	698	(416)	(603)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	760	453	(106)	(464)

Financing activities:

Net increase (decrease) in debt	(1,022)	1,332	(11)	18

Dividends paid	-	(3)	(35)	(90)

Other	2	4	(60)	-

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(1,020)	1,333	(106)	(72)

Effect of foreign exchange rate changes on cash and cash equivalents	(298)	18	(109)	7

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,392)	235	(73)	(774)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,122	4,010	1,041	1,557

CASH AND CASH EQUIVALENTS, END OF PERIOD	2,730	4,245	968	783

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

CNH INDUSTRIAL
Net debt ($ million)

	March 31, 2015	December 31, 2014	Change
Total debt (1)	(26,639)	(29,594)	2,955
- Asset-backed financing	(12,501)	(13,587)	1,086
- Other debt	(14,138)	(16,007)	1,869
Derivative hedging debt	39	35	4
Cash and cash equivalents	3,698	5,163	(1,465)
Restricted cash	817	978	(161)
Net debt	(22,085)	(23,418)	1,333
Of which: Industrial Activities	(3,051)	(2,691)	(360)
Financial Services	(19,034)	(20,727)	1,693

Cash, cash equivalents and restricted cash	4,515	6,141	(1,626)
Undrawn committed facilities	2,674	2,716	(42)
Available liquidity	7,189	8,857	(1,668)
	(1) Inclusive of adjustments to fair value hedges.

(U.S. GAAP)

CNH INDUSTRIAL
Change in Net Industrial Debt ($ million)
	Three Months Ended March 31,
	2015	2014	Change
Net industrial (debt)/cash at beginning of period	(2,691)	(2,214)	(477)
Net income	23	101	(78)
Amortization and depreciation (*)	172	175	(3)
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	(55)	63	(118)
Change in working capital	(1,039)	(2,011)	972
Investments in property, plant and equipment, and intangible assets (*)	(88)	(142)	54
Other changes	(5)	20	(25)
Net industrial cash flow	(992)	(1,794)	802
Capital increases and dividends	2	1	1
Currency translation differences	630	(17)	647
Change in Net industrial debt	(360)	(1,810)	1,450
Net industrial (debt)/cash at end of period	(3,051)	(4,024)	973
	(*) Excluding assets sold under buy-back commitments and assets under operating lease.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

Net Income and basic EPS before Restructuring and Exceptional Items ($ million, except per share data)
	Three Months Ended March 31,
	2015	2014
Net income	23	101
Restructuring expenses, net of tax	10	12
Other exceptional items, net of tax	-	64
Net income before restructuring and other exceptional items	33	177
Net income before restructuring and other exceptional items attributable to CNH Industrial N.V.	32	176
Weighted average shares outstanding (million)	1,359	1,353
Basic EPS before restructuring and exceptional items ($)	0.02	0.13

(U.S. GAAP)

Industrial Activities Cash Provided (Used) by Working Capital ($ million)
	Balance as of March 31, 2015	Balance as of December 31, 2014	Differences	Of which: effect of Foreign Currency Translation and Non-Cash Transactions	Cash Provided (Used) by Working Capital
Trade and financing receivables related to sales, net	836	1,096	260	82	178
Inventories, net	6,939	6,845	(94)	644	(738)
Trade payables	(5,385)	(5,850)	(465)	(471)	6
Other assets and liabilities, net	(176)	(674)	(498)	(13)	(485)
Working capital	2,214	1,417	(797)	242	(1,039)

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1st Quarter 2015		At December 31, 2014	1st Quarter 2014
	Average	At March 31		Average	At March 31

Euro	0.888	0.929	0.824	0.730	0.725

Pound sterling	0.660	0.676	0.642	0.604	0.601

Swiss franc	0.952	0.972	0.990	0.893	0.884

Polish zloty	3.723	3.797	3.520	3.055	3.026

Brazilian real	2.863	3.249	2.653	2.366	2.268

Canadian dollar	1.239	1.277	1.158	1.103	1.104

Argentine peso	8.684	8.809	8.551	7.598	8.002

Turkish lira	2.462	2.615	2.333	2.218	2.154

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended March 31, 2015 and 2014

(Unaudited)

(IFRS)

($ million)	1st Quarter 2015	1st Quarter 2014

Net revenues	6,067	7,644

Cost of sales	5,047	6,189

Selling, general and administrative costs	539	719

Research and development costs	203	208

Other income/(expenses)	(11)	(18)

TRADING PROFIT/(LOSS)	267	510

Gains/(losses) on the disposal of investments	-	-

Restructuring costs	9	30

Other unusual income/(expenses)	-	-

OPERATING PROFIT/(LOSS)	258	480

Financial income/(expenses)	(155)	(215)

Result from investments:	10	26

Share of the profit/(loss) of investees accounted for using the equity method	12	26

Other income/(expenses) from investments	(2)	-

PROFIT/(LOSS) BEFORE TAXES	113	291

Income taxes	83	145

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	30	146

Profit/(loss) from discontinued operations	-	-

PROFIT/(LOSS) FOR THE PERIOD	30	146

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent	28	145

Non-controlling interests	2	1

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.02	0.11

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.02	0.11

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIA L N.V.

Condensed Consolidated Statement of Financial Position

As of March 31, 2015 and December 31, 2014

(Unaudited)

(IFRS)

($ million)	March 31, 2015	December 31, 2014

ASSETS

Intangible assets	5,727	6,031

Property, plant and equipment	6,079	6,733

Investments and other financial assets:	641	690

Investments accounted for using the equity method	595	633

Other investments and financial assets	46	57

Leased assets	1,584	1,518

Defined benefit plan assets	18	20

Deferred tax assets	1,512	1,655

Total Non-current assets	15,561	16,647

Inventories	7,216	7,140

Trade receivables	782	1,054

Receivables from financing activities	19,571	21,472

Current tax receivables	370	324

Other current assets	1,280	1,434

Current financial assets:	315	205

Current securities	1	-

Other financial assets	314	205

Cash and cash equivalents	4,515	6,141

Total Current assets	34,049	37,770

Assets held for sale	22	24

TOTAL ASSETS	49,632	54,441

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	7,339	7,534

Non-controlling interests	44	43

Total Equity	7,383	7,577

Provisions:	5,790	6,386

Employee benefits	2,610	2,831

Other provisions	3,180	3,555

Debt:	26,657	29,701

Asset-backed financing	12,501	13,587

Other debt	14,156	16,114

Other financial liabilities	337	235

Trade payables	5,512	5,982

Current tax payables	196	206

Deferred tax liabilities	444	399

Other current liabilities	3,313	3,955

Liabilities held for sale	-	-

Total Liabilities	42,249	46,864

TOTAL EQUITY AND LIABILITIES	49,632	54,441

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Three Months Ended March 31, 2015 and 2014

(Unaudited)

(IFRS)

($ million)	1st Quarter 2015	1st Quarter 2014

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,141	6,489

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:

Profit/(loss) for the period	30	146

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	280	269

(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	1	1

Other non-cash items	27	12

Dividends received	29	55

Change in provisions	(185)	(73)

Change in deferred income taxes	64	23

Change in items due to buy-back commitments (a)	(153)	(2)

Change in operating lease items (b)	(110)	(35)

Change in working capital	(653)	(1,896)

TOTAL	(670)	(1,500)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(185)	(305)

Consolidated subsidiaries and other equity investments	(5)	(5)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	-	2

Net change in receivables from financing activities	571	(153)

Change in current securities	(1)	-

Other changes	262	5

TOTAL	642	(456)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued	-	1,370

Repayment of bonds	(1,126)	-

Issuance of other medium-term borrowings	535	824

Repayment of other medium-term borrowings	(378)	(391)

Net change in other financial payables and other financial assets/liabilities	(201)	(493)

Capital increase	2	4

Dividends paid	-	(3)

TOTAL	(1,168)	1,311

Translation exchange differences	(430)	25

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,626)	(620)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,515	5,869

(a)

The cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

This Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2014 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL
Revenues and Trading profit/(loss) by Segment under IFRS – 1st Quarter ($ million)

Net revenues				Trading profit/(Loss)
2015	2014	% change		2015	2014	Change
2,577	3,706	-30.5	Agricultural Equipment	157	442	-285
602	774	-22.2	Construction Equipment	(4)	1	-5
2,091	2,354	-11.2	Commercial Vehicles	(22)	(74)	52
904	1,205	-25.0	Powertrain	28	30	-2
(492)	(776)	-	Eliminations and other	(19)	(19)	-
5,682	7,263	-21.8	Total of Industrial Activities	140	380	-240
494	509	-2.9	Financial Services	127	130	-3
(109)	(128)	-	Eliminations and other	-	-	-
6,067	7,644	-20.6	Total	267	510	-243

CNH INDUSTRIAL Key Balance Sheet data under IFRS ($ million)
	March 31, 2015	December 31, 2014
Total assets	49,632	54,441
Total equity	7,383	7,577
Equity attributable to CNH Industrial N.V.	7,339	7,534
Net debt	(22,164)	(23,590)
Of which Net industrial debt	(3,120)	(2,874)

CNH INDUSTRIAL Net income reconciliation – 1st Quarter ($ million)

	2015	2014
Net income in accordance with U.S. GAAP	23	101
Adjustments to conform with IFRS:
Development costs	(10)	60
Goodwill and other intangible assets	2	2
Defined benefit plans	11	4
Restructuring provisions	3	(18)
Other adjustments	7	(1)
Tax impact on adjustments	(8)	(14)
Deferred tax assets and tax contingencies recognition	2	12
Total adjustments	7	45
Profit in accordance with IFRS	30	146

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL Total Equity reconciliation ($ million)

	March 31, 2015	December 31, 2014
Total Equity under U.S. GAAP	4,955	4,961
Adjustments to conform with IFRS:
Development costs, net of amortization	2,565	2,819
Goodwill and other intangible assets	(119)	(122)
Defined benefit plans	(18)	(6)
Restructuring provisions	(7)	(12)
Other adjustments	(7)	(16)
Tax impact on adjustments	(719)	(815)
Deferred tax assets and tax contingencies recognition	733	768
Total adjustments	2,428	2,616
Total Equity under IFRS	7,383	7,577